Exhibit 99.1

QIWI Announces Second Quarter 2021 Financial Results

Second Quarter Total Net Revenue amounted to RUB 6,049 million (3% YoY increase for continued operations)

Adjusted Net Profit amounted to RUB 2,704 million (2% decrease YoY) or RUB 43.30 per diluted share

QIWI upgraded FY 2021 guidance

Board of Directors approved dividends of 30 cents per share

NICOSIA, CYPRUS – August 19, 2021 – QIWI plc (NASDAQ: QIWI) (MOEX: QIWI) (“QIWI” or the “Company”), a leading provider of next generation payment and financial services in Russia and the CIS, today announced its financial results for the second quarter ended June 30, 2021.

2Q 2021 Financial Highlights

Group results

•	Total Net Revenue from continued operations increased by 3% YoY to RUB 6,049 million ($83.6 million). Including discontinued operations Total Net Revenue decreased by 12% YoY.

•	Adjusted EBITDA decreased by 1% YoY and stood at RUB 3,850 million ($53.2 million). Adjusted EBITDA margin improved by 6.6ppt and reached 63.7%

•	Adjusted Net Profit decreased by 2% YoY to RUB 2,704 million ($37.4 million), or RUB 43.30 per diluted share. Adjusted Net Profit margin went up by 4.4ppt to 44.7%

Payment Services (PS) segment results

•	Total PS volume increased by 32% YoY to RUB 457.6 billion ($6.3 billion)

•	PS Net Revenue increased by 5% YoY to RUB 5,678.1 million ($78.5 million)

•	PS Net Profit decreased by 6% YoY to RUB 3,042 million ($42.0 million). PS Net Profit margin decreased by 6.5ppt to 53.6%

Key events in 2Q 2021 and after the reported period

•	The Board of Directors comprised of seven members, including three independent non-executive directors, was elected at the Company’s AGM. Sergey Solonin was elected Chairman of the Board of Directors

•	Andrey Protopopov was appointed as CEO of the Company and became a member of the Board of Directors

•	The Board of Directors approved an interim dividend for 2Q 2021 in the amount of 30 cents per share

•

QIWI entered into a definitive agreement to sell its 40% stake (45% economic interest) in Tochka for RUB 4.95 billion, subject to performance adjustments depending on Tochka’s FY 2021 audited results[1]. The Closing is subject to the approval of the Federal Antimonopoly Service of the Russian Federation (“FAS Approval”) and is expected to take place in 3Q 2021.

Andrey Protopopov, QIWI’s CEO commented:

“Despite overall challenging environment we managed to deliver another quarter of strong results coming above our initial expectations. Our focus on the key niches, high standards of service and operational efficiency pays off with growing volumes and sustainable margins.

[1]	For more details please refer to the respective press release disclosed at Company’s website:
https://investor.qiwi.com/news-releases/news-release-details/qiwi-announces-sale-its-stake-tochka-project

I’m pleased with the developments in our core Payment Services segment, which shows sound volume growth of 32% and net revenue growth of 7% YoY despite negative effect from temporary block of cross-border payments. Our Money Remittance vertical volume reached record highs and E-commerce vertical demonstrated growth year over year. We were well prepared for the Euro 2020 football championship and observed solid volumes across our key strategic directions on the back of our continuous efforts to improve customer value proposition. The team is progressing well on launch of new products, signing new partnerships and onboarding of new merchants. I also look forward, with enthusiasm, to the developments in B2B segment via our Factoring PLUS project where we continued to expand our portfolios and launched credit products for contracts execution and for market places. We are constantly enhancing our product portfolio mix and look for new opportunities that emerge on the market.

Despite the headwinds we face, we are committed to achieving our goals. I believe, together with our professional team, we are able to deliver sustainable and profitable long-term growth to our shareholders.”

2Q Results

Net Revenue breakdown by segments

	2Q 2020	2Q 2021	YoY change		2Q 2021
	RUB million	RUB million	RUB million	%	USD(1)
Total Net Revenue	6,839	6,049	(790)	(11.6%)	83.6
Payment Services (PS)	5,397	5,678	282	5.2%	78.5
PS Payment Net Revenue	4,609	4,933	324	7.0%	68.2
PS Other Net Revenue	788	745	(42)	(5.4%)	10.3
Consumer Financial Services (CFS)	437	—	(437)	(100.0%)	—
Rocketbank	509	—	(509)	(100.0%)	—
Corporate and Other	496	371	(125)	(25.1%)	5.1

(1)

Throughout this release dollar translation calculated using a ruble to U.S. dollar exchange rate of RUB 72.3723 to U.S. $1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of June 30, 2021.

Total Net Revenue from continued operations increased by 2.6% YoY to RUB 6,049 million ($83.6 million) driven by PS segment Net Revenue growth. Including discontinued operations of Sovest (reflected in CFS) and Rocketbank Total Net Revenue decreased by 11.6% YoY.

PS Net Revenue in 2Q 2021 was RUB 5,678 million ($78.5 million) – 5.2% higher compared to last year driven by PS Payment Net Revenue increase.

PS Payment segment breakdown by verticals

	2Q 2020	2Q 2021	YoY change		2Q 2021
	RUB	RUB	RUB	%	USD
PS Payment Volume (billion)(1)	346.8	457.6	110.8	32.0%	6.3

E-commerce	100.2	104.3	4.1	4.1%	1.4
Financial services	53.7	67.8	14.1	26.2%	0.9
Money remittances	142.2	243.7	101.5	71.4%	3.4
Telecom	42.6	28.9	(13.7)	(32.1%)	0.4
Other	8.1	12.9	4.8	59.5%	0.2

PS Payment Net Revenue (million)(2)	4,608.4	4,932.8	324.4	7.0%	68.2

E-commerce	2,687.7	2,292.6	(395.1)	(14.7%)	31.7
Financial services	313.6	161.5	(152.1)	(48.5%)	2.2
Money remittances	1,317.5	2,337.0	1,019.5	77.4%	32.3
Telecom	238.7	124.4	(114.3)	(47.9%)	1.7
Other	51.0	17.2	(33.8)	(66.2%)	0.2

PS Payment Net Revenue Yield(3)	1.33%	1.08%	n/a	(0.25%)	1.08%

E-commerce	2.68%	2.20%	n/a	(0.48%)	2.20%
Financial services	0.58%	0.24%	n/a	(0.35%)	0.24%
Money remittances	0.93%	0.96%	n/a	0.03%	0.96%
Telecom	0.56%	0.43%	n/a	(0.13%)	0.43%
Other	0.63%	0.13%	n/a	(0.50%)	0.13%

(1)

PS Payment Volume by market verticals and consolidated payment volume consist of the amounts paid by our customers to merchants or other customers included in each of those market verticals less intra-group eliminations. The methodology of payment volumes allocation between different market verticals in Contact and Rapida may differ from the methodology used by QIWI. We therefore retain the right to restate the presented volumes, net revenues and net revenue yields data in case the methodology of Contact and Rapida will be brought in conformity with the methodology used by QIWI.

(2)

PS Payment Net Revenue is calculated as the difference between PS Payment Revenue and PS Cost of Payment Revenue (excluding D&A). PS Payment Revenue primarily consists of merchant and consumer fees. Cost of PS Payment Revenue primarily consists of commission to agents.

(3)	PS Payment Net Revenue Yield is defined as PS Payment net revenue divided by Payment Services payment segment volume.

In 2Q 2021 PS Payment Net Revenue increased by 7.0% YoY and amounted to RUB 4,933 million ($68.2 million) as a result of an increase of the PS Payment volume by 32.0% which was partially offset by a decrease of PS Payment Net Revenue Yield by 25bps YoY.

PS Payment Volume increased by 32.0% to RUB 458 billion primarily due to the Money remittance and Financial services verticals. Money Remittances vertical went up by 71.4% YoY reaching a historical high level of RUB 244 billion represented by increased volumes across all key streamlines, namely card-to-card money transfers to Master Card, Visa and MIR from Qiwi Wallet accountholders (up 109% YoY), repayment of customers’ betting winnings on the QIWI Wallet (up 59% YoY), B2B2C transactions (up 135% YoY) resulting largely from the development of our product offering for self-employed and increase in peer-to-peer operations, and money remittances via Contact (up 29% YoY). Volume growth in the Financial services vertical by 26.2% YoY was driven by increased bank and micro loans repayments. E-commerce vertical Volume went up by 4.1% YoY on increased TSUPIS operations and recovery of tourism partially offset by the decrease in payment volumes to foreign merchants due to temporary restrictions imposed by the CBR2 in December 2020 and expired in June 2021. Telecom volume decreased by 32.1% YoY to RUB 29 billion on lower volumes coming through MNOs3 and adverse impact of the downsizing kiosk network. Other category comprising a broad range of merchants in utilities and other government payments as well as charity organizations to which we offer payment processing services increased by 59.5% YoY to RUB 13 billion.

We note significant growth within the B2B and B2B2C streamlines as we continuously enhance our customer value proposition. These transactions mostly represent use-cases connected to peer-to-peer transactions, light banking, collection of proceeds services we provide to self-employed customers, etc. We

[2]	Disclosed in the Report of Foreign Private Issuer on Form 6-K furnished to the SEC on December 9, 2020
[3]	Mobile network operators

believe that significant growth in revenue from peer-to-peer transaction may not be representative of revenue from such transactions in future periods.

A decline in PS Payment Net Revenue Yield by 25bps to 1.08% was mainly driven by a combination of (1) decreased E-commerce Net Revenue Yield by 48bps to 2.20% and (2) lower share of E-commerce vertical in total PS volume by 6.1ppt to 22.8%, both resulting from the temporary restrictions imposed on higher-yielding cross-border payments.

Any changes in the regulatory regime or in the interpretation of current regulations that affect the continuation of one or more types of transactions currently facilitated by our system may materially adversely affect our results of operations.

PS Other Net Revenue breakdown

	2Q 2020	2Q 2021	YoY change		2Q 2021
	RUB million	RUB million	RUB million	%	USD million
PS Other Net Revenue	788	745	(42)	(5.4%)	10.3

Fees for inactive accounts and unclaimed payments	501	413	(88)	(17.6%)	5.7
Other Net Revenue	287	332	46	16.0%	4.6

PS Other Net Revenue decreased by 5.4% YoY and stood at RUB 745 million ($10.3 million).

Fees for inactive accounts and unclaimed payments were RUB 413 million ($5.7 million) or 17.6% lower compared to 2Q 2020 due to extension of inactivity terms from 6 to 12 months as well as decreased number of QIWI Wallet accounts.

Other Net Revenue largely composed of interest revenue, revenue from overdrafts provided to agents, and advertising increased by 16.0% YoY up to RUB 332 million ($4.6 million) driven by cost optimization measures resulting into lower expenses for call center, SMS and Voicemail.

Payment Services other operating data

	2Q 2020	2Q 2021	YoY change
Active kiosks and terminals (units)(1)	118,455	100,324	(18,131)	(15.3%)
Active Qiwi Wallet accounts (million)(2)	20.9	15.5	(5.4)	(25.7%)
PS Payment volume per active QIWI Wallet account (RUB thousand)	16.6	29.5	12.9	77.6%

(1)

We measure the numbers of our kiosks and terminals on a daily basis, with only those kiosks and terminals being taken into calculation through which at least one payment has been processed during the day, which we refer to as active kiosks and terminals. The period end numbers of our kiosks and terminals are calculated as an average of the number of active kiosks and terminals for the last 30 days of the respective reporting period.

(2)	Active QIWI Wallet accounts calculated on a yearly basis, i.e. an active account is an account that had at least one transaction within the last 12 months from the reporting date.

The number of active kiosks and terminals was 100,324, including Contact and Rapida physical points of service, a decrease of 15.3% compared to the previous year. The number of kiosks and terminals is generally decreasing as market evolves towards a higher share of digital payments. Our physical distribution network was also negatively affected by the spread of the COVID-19 pandemic, corresponding lockdown measures, and other restrictions that limited our consumers’ access to certain retail locations as well as changed customer behavior. Nevertheless, our physical distribution network remains an important part of our omni-channel infrastructure.

The number of active QIWI Wallet accounts was 15.5 million as of end of 2Q 2021, a decrease of 5.4 million, or 25.7%, compared to 20.9 million last year. The decrease primarily resulted from the introduction of limitations on the anonymous wallets, and enhancement of certain KYC, identification and compliance procedures. The number of active QIWI Wallets was also affected by the CBR restrictions imposed in December 2020 resulting in outflow of clients that customarily used our services specifically for payments to merchants that have become subject to the restrictions.

We are focused on diversification of our product proposition and increase of payment volumes per QIWI Wallet account. In 2Q 2021 PS Payment Volume per active QIWI Wallet account was RUB 29 thousand which is 78% higher YoY.

Corporate and Other (CO) Net Revenue breakdown

	2Q 2020	2Q 2021	YoY change		2Q 2021
	RUB million	RUB million	RUB million	%	USD million
CO Net Revenue	496	371	(124)	(25.1%)	5.1

Tochka	166	74	(92)	(55.6%)	1.0
Factoring	204	181	(24)	(11.6%)	2.5
Flocktory	117	127	10	9.0%	1.8
Corporate and Other projects	8	(10)	(19)	(223.5%)	(0.1)

CO Net Revenue in 2Q 2021 decreased by 25.1% YoY to RUB 371 million ($5.1 million) driven by Tochka and Other projects Net Revenue decline partially offset by successful roll out of Factoring and Flocktory projects:

•

Tochka Net Revenue decreased by 55.6% YoY to RUB 74 million ($1.0 million) due to switch of some SME customers from QIWI to Tochka bank. The technical change of cash and settlement service bank provider resulted into Net Revenue decline partially offset with Net Profit growth through the equity pick up. In the beginning of 3Q 2021 QIWI entered into agreement to sell its stake in the project. Thus, in the next quarters impact on operating results from Tochka is expected to cease.

•

Factoring Net Revenue decreased by 11.6% YoY to RUB 181 million ($2.5 million) due to a one-off adjustment in 2Q 2020 in the amount of RUB 50 million. Excluding the one-off effect, Factoring Net Revenue would have shown growth of 17.1% YoY on further expansion of bank guarantees and factoring portfolios:

•	Bank Guarantees portfolio increased by 87% YoY to RUB 24.8 billion with average check growth by 3% to RUB 1.1 million.

•	Factoring portfolio increased by 59% YoY and reached RUB 5.3 billion with number of active clients going up by 39% YoY to 492.

•

Flocktory Net Revenue increased by 9.0% YoY and reached RUB 127 million ($1.8 million) driven by growing number of clients and traffic-providers (7% YoY) using Flocktory’s platform and marketing services underpinned by growth of average check.

•	Corporate and Other projects Net Revenue include result of operations of different projects in the start-up stage and in 2Q 2021 it amounted to RUB 10.5 million ($0.1 million) of loss.

Operating expenses and other non-operating income and expenses

	2Q 2020		2Q 2021		YoY change			2Q 2021
	RUB	% of Net	RUB	% of Net	RUB	%	ppt	USD
	million	Revenue	million	Revenue	million			million
Operating expenses	(3,369)	(49.3%)	(2,486)	(41.1%)	883	(26.2%)	8.2%	(34.4)

Selling, general and administrative expenses	(696)	(10.2%)	(612)	(10.1%)	84	(12.1%)	0.1%	(8.5)
Personnel expenses	(1,938)	(28.3%)	(1,525)	(25.2%)	413	(21.3%)	3.1%	(21.1)
Depreciation, amortization & impairment	(445)	(6.5%)	(285)	(4.7%)	160	(36.0%)	1.8%	(3.9)
Credit loss (expense)	(290)	(4.2%)	(64)	(1.1%)	226	(77.9%)	3.2%	(0.9)

Other non-operating income and expenses	(883)	(12.9%)	11	0.2%	894	(101.2%)	13.1%	0.2

Share of gain of an associate and a joint venture	107	1.6%	141	2.3%	34	31.8%	0.8%	1.9
Foreign exchange loss, net	(292)	(4.3%)	(50)	(0.8%)	242	(82.9%)	3.4%	(0.7)
Interest income and expenses, net	(33)	(0.5%)	(15)	(0.2%)	18	(54.5%)	0.2%	(0.2)
Other income and expenses, net	(665)	(9.7%)	(65)	(1.1%)	600	(90.2%)	8.6%	(0.9)

Operating expenses went down by 26.2% YoY to RUB 2,486 million ($34.4 million) and improved by 8.2ppt to 41.1% as percent of Total Net Revenue driven by divestiture of SOVEST and Rocketbank projects that offset the negative operating leverage effect resulting from Total Net Revenue decline on temporary restrictions imposed on cross-border payments.

Selling, general and administrative expenses decreased by 12.1% to RUB 612 million ($8.5 million). SG&A expenses as percent of Total Net Revenue remained almost flat decreasing by 0.1ppt YoY to 10.1% primarily on lower advertising, client acquisition and related expenses of SOVEST and Rocketbank projects partially offset by higher taxes expenses and expenses related to the Tochka platform.

Discontinuation of SOVEST and Rocketbank projects also resulted in optimization of personnel expenses by 21.3% YoY to RUB 1,525 million ($21.1 million) or 25.2% as percent of Total Net Revenue — 3.1ppt improvement compared to last year.

Depreciation, amortizanion and impairment as well as Credit loss expenses combined decreased by 5.0ppt YoY to 5.8% as percent of Total Net Revenue driven by divestiture of SOVEST and Rocketbank projects.

Share of gain of an associate and a joint venture represented by Tochka equity pick up increased by 31.8% YoY to RUB 141 million ($1.9 million) on strong performance of Tochka in 2Q 2021 compared to last year.

Foreign exchange loss (net) decreased by 82.9% YoY to RUB 50 million ($0.7 million) driven by currency rates fluctuations.

Interest expenses (net) primarily related to interest on non-banking loans issued and interest expense accrued on lease liabilities held by the Company, decreased by 54.5% YoY to RUB 15 million ($0.2 million) driven by divestiture of SOVEST and Rocketbank projects.

Other expenses (net) decreased by 90.2% YoY to RUB 65 million ($0.9 million) driven by divestiture of SOVEST project.

Income tax expense

Income tax expense increased by 25.6% YoY to RUB 941 million mainly resulting from divesture of SOVEST and Rocketbank projects. Effective tax rate in 2Q 2021 was 2.6ppt lower YoY and stood at 26.3%.

Profitability results

	2Q 2020	2Q 2021	YoY change		2Q 2021
	RUB million	RUB million	RUB million	%	USD million
Adjusted EBITDA	3,905	3,850	(55)	(1.4%)	53.2
Adjusted EBITDA margin, %	57.1%	63.7%	n/a	6.6%	63.7%

Adjusted Net Profit	2,756	2,704	(52)	(1.9%)	37.4
Adjusted Net Profit margin, %	40.3%	44.7%	n/a	4.4%	44.7%

Payment Services	3,243	3,042	(201)	(6.2%)	42.0
PS Net Profit margin, %	60.1%	53.6%	n/a	(6.5%)	53.6%
Consumer Financial Services	(134)	—	134	(100.0%)	—
Rocketbank	44	—	(44)	(100.0%)	—
Corporate and Other	(397)	(338)	59	(14.8%)	(4.7)

Tochka	165	132	(33)	(20.3%)	1.8
Factoring	94	54	(40)	(42.6%)	0.7
Flocktory	(23)	17	40	172.3%	0.2
Corporate	(543)	(512)	31	(5.7%)	(7.1)
Other projects	(90)	(28)	62	(68.4%)	(0.4)

Adjusted EBITDA decreased by 1.4% YoY to RUB 3,850 million ($53.2 million) driven by Total Net Revenue decline and partially offset by Adjusted EBITDA margin improvement by 6.6ppt to 63.7%. Adjusted EBITDA margin went up despite negative operating leverage effect offset by optimization measures resulting from divesture of SOVEST and Rocketbank projects.

Adjusted Net Profit in 2Q 2021 decreased by 1.9% YoY to RUB 2,704 million ($37.4 million). Adjusted Net Profit margin improved by 4.4ppt and stood at 44.7% primarily driven by the same factors affecting Adjusted EBITDA.

Payment Services Net Profit decreased by 6.2% YoY to RUB 3,042 million ($42.0 million) mainly driven by margin decrease by 6.5ppt to 53.6% due to temporary restrictions imposed on higher-yielding cross-border payments, increase in personnel expenses and higher income tax partially offset by foreign exchange gain for the reported period and PS Net Revenue growth of 5.2%.

CO Net Loss includes: (i) net profit from the Tochka JV operations; (ii) net profit of our Factoring PLUS project; (iii) net profit of the Flocktory project; (iv) corporate expenses, and (v) net loss from other projects in the start-up stage. CO Net Loss in 2Q 2021 decreased by 14.8% YoY to RUB 338 million ($4.7 million) driven primarily by the following factors:

•

Corporate Net Loss in 2Q 2021 decreased by 5.7% YoY to RUB 512 million mainly due to lower personnel expenses (excluding share-based payments) and foreign exchange gain partially offset by higher income tax expenses.

•

Tochka Net Profit decreased by 20.3% YoY to RUB 132 million driven by Net Revenue decline by 55.6% YoY due to switch of some SME customers from QIWI to Tochka bank which was partially offset with Net Profit growth through the equity pick up. In the beginning of 3Q 2021 QIWI entered into agreement to sell its stake in the project. Thus, in the next quarters the impact on operating results from Tochka is expected to cease.

•

Factoring Plus Net Profit declined by 42.6% YoY to RUB 54 million as a result of the accrual of reserves for expected credit losses due to digital bank guarantees and factoring portfolios growth, increased personnel expenses for business scale up and last year’s one-off adjustment of about RUB 40 million related to agent expenses. Excluding the one-off effect Factoring Net Profit would have stayed flat YoY.

•	Floctory Net Profit in 2Q 2021 stood at RUB 17 million as a result of Net Revenue growth by 9.0% YoY, lower personnel expenses and forex exchange gain.

•	Loss from Other projects decreased by 68.4% YoY as a result of optimization measures and ceasing of some of the projects in the end of 2020.

Consolidated cash flow statement

	1H 2020	1H 2021	YoY change		1H 2021
	RUB million	RUB million	RUB million	%	USD million
Net cash generated from operating activities before changes in working capital	5,305	5,663	358	6.7%	78.2
Change in working capital	(13,844)	(14,131)	(287)	2.1%	(195.3)
Net interest and income tax paid	848	(254)	(1,102)	(130.0%)	(3.5)

Net cash flow used in operating activities	(7,691)	(8,722)	(1,031)	13.4%	(120.5)
Net cash received from investing activities	648	837	189	29.2%	11.6
Net cash used in from financing activities	(1,832)	(3,533)	(1,701)	92.8%	(48.8)
Effect of exchange rate changes on cash and cash equivalents	403	(111)	(514)	(127.5%)	(1.5)

Net decrease in cash and cash equivalents	(8,472)	(11,529)	(3,057)	36.1%	(159.3)

Cash and cash equivalents at the beginning of the period	42,101	47,382	5,281	12.5%	654.7

Cash and cash equivalents at the end of the period	33,629	35,853	2,224	6.6%	495.4

Net cash generated from operating activities before changes in working capital for 1H 2021 increased by 6.7% YoY to RUB 5,663 million ($78.2 million). Net cash flow used in operating activities for 1H 2021 increased by 13.4% YoY to RUB 8,722 million ($120.5 million) driven by significant changes in working capital and increased income tax paid. Change in working capital for 1H 2021 resulted in cash outflow of RUB 14,131 million primarily due to (i) lower accounts payable and accruals of RUB 12,028 million resulted from discontinuation of payments to foreign merchants on the back of the temporary CBR prescriptions related to cross-border operations; (ii) decrease in in customer accounts and amounts due to banks in the amount of RUB 4,257 million driven predominantly due to seasonal factor; (iii) increase of income tax paid to RUB 1,443 million driven by increase in net profit for the reported period by 36%.

Net cash flow received from investing activities for 1H 2021 increased by 29.2% YoY to RUB 837 million ($11.6 million). This increase in net cash outflow was primarily driven by the less treasury operations comprising purchases of publicly traded debt securities in the last year following the wind-down of Rocketbank.

Net cash flow used in financing activities for 1H 2021 increased by 92.8% YoY to RUB 3,533 million ($48.8 million). The increase in net cash outflow was primarily driven by (i) the increase in repayment of borrowings by RUB 902 million and (ii) higher dividend payments in 1H 2021 by RUB 816 million due to an increase of distributable profit and lower payout ratio in 1H 2020 due to the COVID-19 outbreak.

As a result of factors described above cash and cash equivalents as of the end of 1H 2021 was RUB 35,583 million ($495.4 million) – an increase by 6.6% compared to the end of 1H 2020.

Recent Developments

The CBR restrictions

At the beginning of 2021 the CBR permitted us to resume processing payments to certain key foreign merchants and lifted some of the other restrictions imposed in December 2020. In June 2021 the term of restrictions imposed by the CBR expired. As a result, we started to onboard foreign merchants. However, the recovery of the payment volume and revenue lost in the wake of restrictions is highly dependent on changed customer behavior and new regulatory developments and cannot be accurately estimated as well as may never be restored. Considering existing uncertainties, we remain cautious and don’t provide guidance on the recovery process. There can be no assurance that new laws and regulations that have emerged recently or may emerge in the near term will not adversely affect the recovery process. The restrictions introduced by the CBR have substantially decreased the volume mainly in our E-Commerce market vertical and therefore have adversely affected and will continue to adversely affect the results of operations of our Payment Services Segment.

Betting industry regulation

Since 2016, we have been operating an Interactive Bets Accounting Center (TSUPIS), which we established together with one of the self-regulated associations of bookmakers in order to enable us to accept electronic bets on behalf of sports betting companies and process related payments. In December 2020, a new law was adopted, establishing a Unified Gambling Regulator as a new governmental agency with broad authority to oversee the betting market, and creating the role of a single Unified Interactive Bets Accounting Center (ETSUP). By the end of September 2021, the newly-appointed ETSUP will replace the existing TSUPIS. Currently, both we and the operator of the competing TSUPIS have publicly made proposals to serve as the ETSUP pursuant to the new regulatory regime, however, there can be no assurance that our bid will be successful.

If we are not able to secure an active role in this new industry landscape, QIWI may lose the ability to generate volume and income directly related to TSUPIS business in Russia and acquiring services with winning payouts provided to sports betting companies in a bundle with TSUPIS operations. At the same time, part of the betting revenues generated from QIWI Wallet services, including commissions for betting accounts top-ups and winning payouts expected to be retained. This or any further significant change in betting legislation may negatively affect the payment volume, revenue, and margins of our Payment Services business, as well as overall usage of Qiwi Wallet.

The combined betting stream for 1H 2021 represented 27% (or RUB 223.3 billion) of PS Payment Volume and 37% (or RUB 3,368 million) of PS Payment Net Revenue. QIWI’s TSUPIS business and related acquiring services with winning payouts for 1H 2021 accounted 23% (or RUB 2,083 million) of PS Payment Net Revenue.

Dividends

In March 2021, the Board of Directors has approved a target dividend payout ratio for 2021. In accordance with the decision of the Board of Directors, the Company aims to distribute at least 50% of Group Adjusted Net Profit for 2021.

Following the determination of 2Q 2021 financial results and taking into consideration the current operating environment, the Board of Directors approved a dividend of USD 30 cents per share. The dividend record date is September 7, 2021, and the Company intends to pay the dividend on September 9, 2021. The holders of ADSs will receive the dividend shortly thereafter.

The Board of Directors reserves the right to distribute the dividends on a quarterly basis, as it deems necessary so that the total annual payout is in accordance with the target range provided, though the payout ratios for each of the quarters may vary and be outside of this range.

2021 Guidance4

QIWI revised its FY 2021 guidance:

•	Total Net Revenue is expected to decrease by 10% to 20% YoY;

•	Payment Services Net Revenue is expected to decrease by 10% to 20% YoY;

•	Adjusted Net Profit is expected to decrease by 15% to 30% YoY.

[4]	Guidance is provided in Russian rubles

Our outlook reflects (1) recent changes in the betting industry landscape described in the “Recent developments” section, (2) conservative projections on recovery of cross-borders operations, and (3) sale of stake in Tochka project, previously accounted for under the equity pick-up method.

Our current views and expectations only and are based on the trends we see as of the day of this press release. If such trends were to deteriorate or improve further the impact on our business and operations could deviate from than currently expected.

The Company reserves the right to revise guidance in the course of the year or when additional information regarding the effect of the ongoing events becomes available.

Earnings Conference Call and Audio Webcast

QIWI will host a conference call to discuss 2Q 2021 financial results today at 8:30 a.m. ET. Hosting the call will be Andrey Protopopov, CEO and Elena Nikonova, interim CFO. The conference call can be accessed live over the phone by dialing +1 (877) 407-3982 or for international callers by dialing +1 (201) 493-6780. A replay will be available at 11:30 a.m. ET and can be accessed by dialing +1 (844) 512-2921 or +1 (412) 317-6671 for international callers; the pin number is 13722017. The replay will be available until Thursday, September 2, 2021. The call will be webcast live from the Company’s website at https://www.qiwi.ru under the Corporate Investor Relations section or directly at http://investor.qiwi.com/.

About QIWI plc.

QIWI is a leading provider of next generation payment and financial services in Russia and the CIS. It has an integrated proprietary network that enables payment services across online, mobile and physical channels. It has deployed around 15.5 million virtual wallets, over 100,000 kiosks and terminals, and enabled merchants and customers to accept and transfer over RUB 140 billion cash and electronic payments monthly connecting over 26 million consumers using its network at least once a month. QIWI’s consumers can use cash, stored value and other electronic payment methods in order to pay for goods and services or transfer money across virtual or physical environments interchangeably.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of, and subject to the protection of, the Private Securities Litigation Reform Act of 1995, including, without limitation, statements regarding expected total net revenue, adjusted net profit and net revenue yield, dividend payments, payment volume growth, growth of physical and virtual distribution channels, trends in each of our market verticals and statements regarding the development of our Factoring, Flocktory and Tochka businesses, the impact of the COVID-19 pandemic and related public health measures on our business, merchants, customers, and employees, the impact of the restrictions imposed on us by the CBR on December 7, 2020, in particular with respect to payments to foreign merchants, developments in the betting industry in the Russian Federation and its regulation, and others. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause the actual results, performance or achievements of QIWI plc. to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Various factors that could cause actual future results and other future events to differ materially from those estimated by management include, but are not limited to, the macroeconomic conditions of the Russian Federation and in each of the international markets in which we operate, growth in each of our market verticals, competition, the introduction of new products and services and their acceptance by consumers, QIWI’s ability to estimate the market risk and capital risk associated with new projects, a decline in net revenue yield, regulation, QIWI’s ability to grow physical and virtual distribution channels, cyberattacks and security vulnerabilities in QIWI’s products and services, QIWI’s ability to expand geographically, the risk that new projects will not perform in accordance with its expectations and other risks identified under the Caption “Risk Factors” in QIWI’s Annual Report on Form 20-F and in other reports QIWI files with the U.S. Securities and Exchange Commission. QIWI undertakes no obligation to revise any forward-looking statements or to report future events that may affect such forward-looking statements unless QIWI is required to do so by law.

Contact

Investor Relations +357.25028091 ir@qiwi.com

QIWI plc.

Consolidated Statement of Financial Position

(in millions)

	As of December 31, 2020	As of June 30, 2021 (unaudited)	As of June 30, 2021 (unaudited)
	RUB	RUB	USD(1)
Assets
Non-current assets
Property and equipment	1,893	1,681	23.2
Goodwill and other intangible assets	10,813	10,590	146.3
Investments in associates	1,635	0	0.0
Long-term debt securities and deposits	3,495	3,456	47.8
Long-term loans	214	257	3.5
Other non-current assets	112	120	1.7
Deferred tax assets	209	178	2.5

Total non-current assets	18,371	16,282	225.0

Current assets
Trade and other receivables	7,445	5,547	76.6
Short-term loans	5,799	5,615	77.6
Short-term debt securities and deposits	2,888	1,899	26.2
Prepaid income tax	197	207	2.9
Other current assets	1,202	875	12.1
Cash and cash equivalents	47,382	35,853	495.4
Assets held for sale	31	1,949	26.9

Total current assets	64,944	51,945	717.7

Total assets	83,315	68,227	942.7

Equity and liabilities
Equity attributable to equity holders of the parent
Share capital	1	1	0.0
Additional paid-in capital	1,876	1,876	25.9
Share premium	12,068	12,068	166.7
Other reserve	2,575	2,582	35.7
Retained earnings	14,602	16,730	231.2
Translation reserve	554	530	7.3

Total equity attributable to equity holders of the parent	31,676	33,787	466.8

Non-controlling interests	96	64	0.9

Total equity	31,772	33,851	467.7

Non-current liabilities
Long term debt	4,923	4,936	68.2
Long-term lease liability	762	737	10.2
Long-term customer accounts	36	—	—
Other non-current liabilities	44	49	0.7
Deferred tax liabilities	1,161	1,362	18.8

Total non-current liabilities	6,926	7,084	97.9

Current liabilities
Trade and other payables	29,528	17,397	240.4
Customer accounts and amounts due to banks	12,301	8,047	111.2
Short-term debt	1,640	638	8.8
Short-term lease liability	354	357	4.9
VAT and other taxes payable	147	108	1.5
Other current liabilities	647	745	10.3

Total current liabilities	44,617	27,292	377.1

Total equity and liabilities	83,315	68,227	942.7

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 72.3723 to U.S. $1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of June 30, 2021.

QIWI plc.

Consolidated Statement of Comprehensive Income

(in millions, except per share data)

	Three months ended (unaudited)
	June 30, 2020	June 30, 2021	June 30, 2021
	RUB(1)	RUB	USD(2)
Continuing operations
Revenue:	9,426	10,813	149.4
Payment processing fees	7,796	9,162	126.6
Interest revenue calculated using the effective interest rate	655	694	9.6
Fees from inactive accounts and unclaimed payments	501	413	5.7
Other revenue	474	544	7.5
Operating costs and expenses:	(5,716)	(7,250)	(100.2)
Cost of revenue (exclusive of items shown separately below)	(3,501)	(4,764)	(65.8)
Selling, general and administrative expenses	(510)	(612)	(8.5)
Personnel expenses	(1,400)	(1,525)	(21.1)
Depreciation and amortization	(268)	(285)	(3.9)
Credit loss expense	(5)	(64)	(0.9)
Impairment of non-current assets	(32)	—	—

Profit from operations	3,710	3,563	49.2

Share of gain of an associate and a joint venture	107	141	1.9
Foreign exchange gain/(loss), net (3)	(299)	(50)	(0.7)
Interest income and expenses, net	(23)	(15)	(0.2)
Other income and expenses, net	(7)	(65)	(0.9)

Profit before tax from continuing operations	3,488	3,574	49.4

Income tax expense	(678)	(941)	(13.0)

Net profit from continuing operations	2,810	2,633	36.4

Discontinued operations
Loss after tax from discontinued operations	(973)	—	—

Net profit	1,837	2,633	36.4

Attributable to:
Equity holders of the parent	1,816	2,618	36.2
Non-controlling interests	21	15	0.2
Other comprehensive income
Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Foreign currency translation:
Exchange differences on translation of foreign operations	(33)	(29)	(0.4)
Debt securities at fair value through other comprehensive income (FVOCI):
Net gains arising during the period, net of tax	40	—	—
Net gains recycled to profit or loss upon disposal	(25)	—	—
Total other comprehensive income/(loss), net of tax	(18)	(29)	(0.4)

Total comprehensive income, net of tax effect of nil	1,819	2,604	36.0

Attributable to:
Equity holders of the parent	1,798	2,589	35.8
Non-controlling interests	21	15	0.2
Earnings per share:
Basic, profit attributable to ordinary equity holders of the parent	29.24	41.94	0.58
Diluted, profit attributable to ordinary equity holders of the parent	29.13	41.92	0.58
Earnings per share for continuing operations
Basic, profit from continuing operations attributable to ordinary equity holders of the parent	44.88	41.94	0.58
Diluted, profit from continuing operations attributable to ordinary equity holders of the parent	44.72	41.92	0.58

(1)	Following the divestiture of SOVEST and the wind-down of Rocketbank, certain amounts have been reclassified to Discontinued operations in order to conform to the current period’s presentation.
(2)	Calculated using a ruble to U.S. dollar exchange rate of RUB 72.3723 to U.S. $1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of June 30, 2021.
(3)

Starting December 31, 2020, we present foreign exchange gain and foreign exchange loss on a netted basis. This change in presentation was implemented to make our financial statements comparable with industry peers.

QIWI plc.

Consolidated Statement of Comprehensive Income

(in millions, except per share data)

	Six months ended (unaudited)
	June 30, 2020	June 30, 2021	June 30, 2021
	RUB(1)	RUB	USD(2)
Continuing operations
Revenue:	18,830	20,047	277.0
Payment processing fees	15,731	16,777	231.8
Interest revenue calculated using the effective interest rate	1,211	1,343	18.6
Fees from inactive accounts and unclaimed payments	991	854	11.8
Other revenue	897	1,073	14.8
Operating costs and expenses:	(11,920)	(13,968)	(193.0)
Cost of revenue (exclusive of items shown separately below)	(7,354)	(8,837)	(122.1)
Selling, general and administrative expenses	(1,204)	(1,161)	(16.0)
Personnel expenses	(2,777)	(3,230)	(44.6)
Depreciation and amortization	(528)	(571)	(7.9)
Credit loss expense	(25)	(157)	(2.2)
Impairment of non-current assets	(32)	(12)	(0.2)

Profit from operations	6,910	6,079	84.0

Share of gain of an associate and a joint venture	239	306	4.2
Foreign exchange gain/(loss), net (3)	(239)	(42)	(0.6)
Interest income and expenses, net	(44)	(27)	(0.4)
Other income and expenses, net	(23)	(73)	(1.0)

Profit before tax from continuing operations	6,843	6,243	86.3

Income tax expense	(1,344)	(1,656)	(22.9)

Net profit from continuing operations	5,499	4,587	63.4

Discontinued operations
Loss after tax from discontinued operations	(2,063)	—	—

Net profit	3,436	4,587	63.4

Attributable to:
Equity holders of the parent	3,403	4,561	63.0
Non-controlling interests	33	26	0.4
Other comprehensive income
Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Foreign currency translation:
Exchange differences on translation of foreign operations	153	(24)	(0.3)
Debt securities at fair value through other comprehensive income (FVOCI):
Net gains arising during the period, net of tax	32	—	—
Net gains recycled to profit or loss upon disposal	(47)	—	—
Total other comprehensive income/(loss), net of tax	138	(24)	(0.3)

Total comprehensive income, net of tax effect of nil	3,574	4,563	63.0

Attributable to:
Equity holders of the parent	3,530	4,537	62.7
Non-controlling interests	44	26	0.4
Earnings per share:
Basic, profit attributable to ordinary equity holders of the parent	54.78	73.07	1.01
Diluted, profit attributable to ordinary equity holders of the parent	54.58	73.02	1.01
Earnings per share for continuing operations
Basic, profit from continuing operations attributable to ordinary equity holders of the parent	87.97	73.07	1.01
Diluted, profit from continuing operations attributable to ordinary equity holders of the parent	87.65	73.02	1.01

(1)	Following the divestiture of SOVEST and the wind-down of Rocketbank, certain amounts have been reclassified to Discontinued operations in order to conform to the current period’s presentation.
(2)	Calculated using a ruble to U.S. dollar exchange rate of RUB 72.3723 to U.S. $1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of June 30, 2021.
(3)

Starting December 31, 2020, we present foreign exchange gain and foreign exchange loss on a netted basis. This change in presentation was implemented to make our financial statements comparable with industry peers.

QIWI plc.

Consolidated Statement of Cash Flows

(in millions)

	Six months ended (unaudited)
	June 30, 2020	June 30, 2021	June 30, 2021
	RUB	RUB	USD(1)
Operating activities
Profit before tax from continuing operations	6,843	6,243	86.3
Loss before tax from discontinued operations	(2,244)	—	—
Profit before tax	4,599	6,243	86.3

Adjustments to reconcile profit before tax to net cash flows generated from operating activities
Depreciation and amortization	650	571	7.9
Foreign exchange loss, net	255	42	0.6
Interest income, net	(1,595)	(1,069)	(14.8)
Credit loss expense	810	157	2.2
Share of gain of an associate and a joint venture	(239)	(306)	(4.2)
Loss on forward contract to sell Sovest loans’ portfolio	658	—	—
Impairment of non-current assets	134	12	0.2
Other	33	13	0.2
Working capital adjustments:
Increase in trade and other receivables	1,218	1,687	23.3
Decrease/(increase) in other assets	(37)	311	4.3
Decrease in customer accounts and amounts due to banks	(12,441)	(4,257)	(58.8)
Decrease in accounts payable and accruals	(3,391)	(12,028)	(166.2)
Decrease/(increase) in loans issued from banking operations	807	156	2.2

Cash used in operations	(8,539)	(8,468)	(117.0)

Interest received	1,985	1,468	20.3
Interest paid	(332)	(279)	(3.9)
Income tax paid	(805)	(1,443)	(19.9)

Net cash flow used in operating activities	(7,691)	(8,722)	(120.5)

Investing activities
Cash paid for acquisition	(66)	(10)	(0.1)
Purchase of property and equipment	(90)	(90)	(1.2)
Purchase of intangible assets	(111)	(37)	(0.5)
Proceeds from sale of fixed and intangible assets	54	12	0.2
Loans issued	(11)	(20)	(0.3)
Repayment of loans issued	—	11	0.2
Purchase of debt securities and deposits	(2,358)	—	—
Proceeds from sale and redemption of debt securities	3,230	971	13.4

Net cash used in investing activities	648	837	11.6

Financing activities
Repayment of borrowings	(102)	(1,004)	(13.9)
Payment of principal portion of lease liabilities	(46)	(29)	(0.4)
Dividends paid to owners of the Group	(1,630)	(2,446)	(33.8)
Dividends paid to non-controlling shareholders	(54)	(54)	(0.7)

Net cash (used in)/generated from financing activities	(1,832)	(3,533)	(48.8)

Net increase in cash and cash equivalents	(8,472)	(11,529)	(159.3)

Cash and cash equivalents at the beginning of the period	42,101	47,382	654.7

Cash and cash equivalents at the end of the period	33,629	35,853	495.4

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 72.3723 to U.S. $1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of June 30, 2021.

QIWI plc.

Reporting Segments Data

	Three months ended (unaudited)
	June 30, 2020	June 30, 2021	June 30, 2021
	RUB	RUB	USD (1)
Total Net Revenue	6,839	6,049	83.6

Payment Services	5,397	5,678	78.5
Consumer Financial Services	437	—	—
Rocketbank	509	—	—
Corporate and Other	496	371	5.1

Tochka	166	74	1.0
Factoring	204	181	2.5
Flocktory	117	127	1.8
Corporate and Other projects	8	(10)	(0.1)

Adjusted Net Profit	2,756	2,704	37.4

Payment Services	3,243	3,042	42.0
Consumer Financial Services	(134)	—	—
Rocketbank	44	—	—
Corporate and Other	(397)	(338)	(4.7)

Tochka	165	132	1.8
Factoring	94	54	0.7
Flocktory	(23)	17	0.2
Corporate	(543)	(512)	(7.1)
Other projects	(90)	(28)	(0.4)

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 72.3723 to U.S. $1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of June 30, 2021.

QIWI plc.

Reporting Segments Data

	Six months ended (unaudited)
	June 30, 2020	June 30, 2021	June 30, 2021
	RUB	RUB	USD (1)
Total Net Revenue	13,099	11,210	154.9

Payment Services	10,718	10,440	144.3
Consumer Financial Services	1,003	—	—
Rocketbank	532	—	—
Corporate and Other	846	770	10.6

Tochka	331	155	2.1
Factoring	305	375	5.2
Flocktory	206	260	3.6
Corporate and Other projects	4	(20)	(0.3)

Adjusted Net Profit	4,510	4,765	65.8

Payment Services	6,294	5,522	76.3
Consumer Financial Services	(656)	—	—
Rocketbank	(616)	—	—
Corporate and Other	(512)	(757)	(10.5)

Tochka	308	323	4.5
Factoring	92	34	0.5
Flocktory	12	(103)	(1.4)
Corporate	(782)	(954)	(13.2)
Others	(142)	(57)	(0.8)

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 72.3723 to U.S. $1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of June 30, 2021.

Non-IFRS Financial Measures and Supplemental Financial Information

This release presents Total Net Revenue, PS Payment Net Revenue, PS Other Net Revenue, Adjusted EBITDA, Adjusted EBITDA margin, Adjusted Net Profit and Adjusted Net Profit per share, which are non-IFRS financial measures. You should not consider these non-IFRS financial measures as substitutes for or superior to revenue, in the case of Total Net Revenue, PS Payment Net Revenue and PS Other Net Revenue; Net Profit, in the case of Adjusted EBITDA; and Adjusted Net Profit, or earnings per share, in the case of Adjusted Net Profit per share, each prepared in accordance with IFRS. Furthermore, because these non-IFRS financial measures are not determined in accordance with IFRS, they are susceptible to varying calculations and may not be comparable to other similarly titled measures presented by other companies. QIWI encourages investors and others to review our financial information in its entirety and not rely on a single financial measure. For more information regarding Total Net Revenue, PS Payment Net Revenue, PS Other Net Revenue, Adjusted EBITDA, Adjusted EBITDA margin, Adjusted Net Profit, and Adjusted Net Profit per share, including a quantitative reconciliation of Total Net Revenue, PS Payment Net Revenue, PS Other Net Revenue, Adjusted EBITDA and Adjusted Net Profit to the most directly comparable IFRS financial performance measure, which is revenue in the case of Total Net Revenue, PS Payment Net Revenue and PS Other Net Revenue and Net Profit in the case of Adjusted EBITDA and Adjusted Net Profit, see Reconciliation of IFRS to Non-IFRS Operating Results in this earnings release.

PS Payment Net Revenue is the Net Revenue consisting of the merchant and consumer fees collected for the payment transactions. E-commerce payment net revenue consists of fees charged to customers and merchants that buy and sell products and services online, including online games, social networks, betting, online stores, game developers, software producers, coupon websites, tickets and numerous other merchants. Financial Services payment net revenue primarily consists of fees charged for payments accepted on behalf of our bank partners and microfinance companies. Money Remittance payment net revenue primarily consists of fees charged for transferring funds via money remittance companies, card-to-card transfers and certain wallet-to-wallet transfers. Telecom payment net revenue primarily consists of fees charged for payments to MNOs, internet services providers and pay television providers. Other payment net revenue consists of consumer and merchant fees charged for a variety of payments including multi-level-marketing, utility bills, government payments, education services and many others. PS Other Net Revenue primarily consists of revenue from fees for inactive accounts and unclaimed payments, interest revenue, revenue from overdrafts provided to agents, rent of space for kiosks, cash and settlement services and advertising.

QIWI plc.

Reconciliation of IFRS to Non-IFRS Operating Results

(in millions, except per share data)

	Three months ended (unaudited)
	June 30, 2020	June 30, 2021	June 30, 2021
	RUB(1)	RUB	USD(2)
Revenue(3)	10,580	10,813	149.4
Minus: Cost of revenue (exclusive of depreciation and amortization)(4)	3,741	4,764	65.8

Total Net Revenue	6,839	6,049	83.6

Segment Net Revenue
Payment Services Segment Revenue	8,828	10,145	140.2
PS Payment Revenue (5)	7,796	9,162	126.6
Minus: Cost of PS Payment Revenue (exclusive of depreciation and amortization)(6)	3,187	4,229	58.4

PS Payment Adjusted Net Revenue	4,609	4,933	68.2

PS Other Revenue (7)	1,032	983	13.6
Minus: Cost of PS Other Revenue (exclusive of depreciation and amortization)(8)	244	238	3.3

PS Other Adjusted Net Revenue	788	745	10.3

Payment Services Segment Net Revenue	5,397	5,678	78.5

Consumer Financial Services Segment Revenue	486	—	—
Minus: Cost of CFS revenue (exclusive of depreciation and amortization)	49	—	—

Consumer Financial Services Segment Net Revenue	437	—	—

Rocketbank Revenue	688	—	—
Minus: Cost of Rocketbank revenue (exclusive of depreciation and amortization)	179	—	—

Rocketbank Net Revenue	509	—	—

Corporate and Other Category Revenue	578	668	9.2
Minus: Cost of CO revenue (exclusive of depreciation and amortization)	82	297	4.1

Corporate and Other Category Net Revenue	496	371	5.1

Total Segment Net Revenue	6,839	6,049	83.6

Net Profit	1,837	2,633	36.4

Plus:
Depreciation and amortization	331	285	3.9
Other income and expenses, net	7	65	0.9
Foreign exchange (gain)/loss, net	292	50	0.7
Share of gain of an associate and a joint venture	(107)	(141)	(1.9)
Income tax expenses	751	941	13.0
Offering expenses	—	—	—
Loss from sale of Sovest loans’ portfolio	658	—
Share-based payment expenses	(11)	2	0.0
Impairment of non-current assets	114	—	—

Adjusted EBITDA	3,905	3,850	53.2

Adjusted EBITDA margin	57.1%	63.7%	63.7%
Net profit	1,837	2,633	36.4
Fair value adjustments recorded on business combinations and their amortization(9)	85	83	1.1
Impairment of non-current assets	114	—	—
Share-based payment expenses	(11)	2	0.0
Offering expenses	—	—	—
Loss from sale of Sovest loans’ portfolio	658		—
Effect of taxation of the above items	73	(14)	(0.2)

Adjusted Net Profit	2,756	2,704	37.4

Adjusted Net Profit per share:
Basic	44.35	43.32	0.60
Diluted	44.19	43.30	0.60
Weighted-average number of shares used in computing Adjusted Net Profit per share
Basic	62,147	62,424	62,424
Diluted	62,362	62,446	62,446

(1)	The results presented in Reconciliation differ from IFRS results due to Rocketbank and CFS results are presented as discontinued operations in IFRS.
(2)	Calculated using a ruble to U.S. dollar exchange rate of RUB 72.3723 to U.S. $1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of June 30, 2021.
(3)	Including revenue from discontinued operations of RUB 1,154 million for the second quarter ended June 30, 2020.
(4)	Including cost of revenue from discontinued operations of RUB 240 million for second quarter ended June 30, 2020.
(5)	PS Payment Revenue represents payment processing fees, which primarily consists of the merchant and consumer fees charged for the payment transactions.
(6)

Cost of PS Payment Revenue (exclusive of depreciation and amortization) primarily consists of transaction costs to acquire payments from our customers payable to agents, mobile operators, international payment systems and other parties.

(7)

PS Other Revenue primarily consists of revenue from fees for inactive accounts and unclaimed payments, interest revenue, revenue from overdrafts provided to agents, rent of space for kiosks, cash and settlement services and advertising.

(8)

Cost of PS Other Revenue (exclusive of depreciation and amortization) primarily consists of direct costs associated with other revenue and other costs, including but not limited to: costs of call-centers and advertising commissions.

(9)	Amortization of fair value adjustments primarily includes the effect of the acquisition of control in Contact and Rapida.

QIWI plc.

Reconciliation of IFRS to Non-IFRS Operating Results

(in millions, except per share data)

	Six months ended (unaudited)
	June 30, 2020	June 30, 2021	June 30, 2021
	RUB(1)	RUB	USD(2)
Revenue (3)	21,190	20,047	277.0
Minus: Cost of revenue (exclusive of depreciation and amortization) (4)	8,091	8,837	122.1

Total Net Revenue	13,099	11,210	154.9

Segment Net Revenue
Payment Services Segment Revenue	17,816	18,692	258.3
PS Payment Revenue (5)	15,731	16,777	231.8
Minus: Cost of PS Payment Revenue (exclusive of depreciation and amortization)(6)	6,528	7,775	107.4

PS Payment Adjusted Net Revenue	9,203	9,002	124.4

PS Other Revenue (7)	2,085	1,915	26.5
Minus: Cost of PS Other Revenue (exclusive of depreciation and amortization)(8)	570	476	6.6

PS Other Adjusted Net Revenue	1,514	1,439	19.9

Payment Services Segment Net Revenue	10,718	10,440	144.3

Consumer Financial Services Segment Revenue	1,126	—	—
Minus: Cost of CFS revenue (exclusive of depreciation and amortization)	123	—	—

Consumer Financial Services Segment Net Revenue	1,003	—	—

Rocketbank Revenue	1,125	—	—
Minus: Cost of Rocketbank revenue (exclusive of depreciation and amortization)	593	—	—

Rocketbank Net Revenue	532	—	—

Corporate and Other Category Revenue	1,123	1,355	18.7
Minus: Cost of CO revenue (exclusive of depreciation and amortization)	277	585	8.1

Corporate and Other Category Net Revenue	846	770	10.6

Total Segment Net Revenue	13,099	11,210	154.9

Net Profit	3,436	4,587	63.4

Plus:
Depreciation and amortization	650	571	7.9
Other income and expenses, net	23	73	1.0
Foreign exchange (gain)/loss, net	255	42	0.6
Share of gain of an associate and a joint venture	(239)	(306)	(4.2)
Income tax expenses	1,163	1,656	22.9
Offering expenses	10	—	—
Loss from sale of Sovest loans’ portfolio	658	—
Share-based payment expenses	48	8	0.1
Impairment of non-current assets	134	12	0.2

Adjusted EBITDA	6,203	6,670	92.2

Adjusted EBITDA margin	47.4%	59.5%	59.5%
Net profit	3,436	4,587	63.4
Fair value adjustments recorded on business combinations and their amortization(9)	169	168	2.3
Impairment of non-current assets	134	12	0.2
Share-based payment expenses	48	8	0.1
Offering expenses	10	—	—
Loss from sale of Sovest loans’ portfolio	658		—
Effect of taxation of the above items	55	(10)	(0.1)

Adjusted Net Profit	4,510	4,765	65.8

Adjusted Net Profit per share:
Basic	72.58	76.34	1.05
Diluted	72.31	76.29	1.05
Weighted-average number of shares used in computing Adjusted Net Profit per share
Basic	62,137	62,418	62,418
Diluted	62,367	62,459	62,459

(1)	The results presented in Reconciliation differ from IFRS results due to Rocketbank and CFS results are presented as discontinued operations in IFRS.
(2)	Calculated using a ruble to U.S. dollar exchange rate of RUB 72.3723 to U.S. $1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of June 30, 2021.
(3)	Including revenue from discontinued operations of RUB 2,360 million for the six months ended June 30, 2020.
(4)	Including cost of revenue from discontinued operations of RUB 737 million for the six months ended June 30, 2020.
(5)	PS Payment Revenue represents payment processing fees, which primarily consists of the merchant and consumer fees charged for the payment transactions.
(6)

Cost of PS Payment Revenue (exclusive of depreciation and amortization) primarily consists of transaction costs to acquire payments from our customers payable to agents, mobile operators, international payment systems and other parties.

(7)

PS Other Revenue primarily consists of revenue from fees for inactive accounts and unclaimed payments, interest revenue, revenue from overdrafts provided to agents, rent of space for kiosks, cash and settlement services and advertising.

(8)

Cost of PS Other Revenue (exclusive of depreciation and amortization) primarily consists of direct costs associated with other revenue and other costs, including but not limited to: costs of call-centers and advertising commissions.

(9)	Amortization of fair value adjustments primarily includes the effect of the acquisition of control in Contact and Rapida.

QIWI plc.

Other Operating Data

	Three months ended (unaudited)
	June 30, 2020	June 30, 2021	June 30, 2021
	RUB	RUB	USD (1)
Payment Services Segment key operating metrics
Payment Volume (billion)(2)	346.8	457.6	6.3

E-commerce	100.2	104.3	1.4
Financial services	53.7	67.8	0.9
Money remittances	142.2	243.7	3.4
Telecom	42.6	28.9	0.4
Other	8.1	12.9	0.2

Payment Net Revenue (million)(3)	4,608.4	4,932.8	68.2

E-commerce	2,687.7	2,292.6	31.7
Financial services	313.6	161.5	2.2
Money remittances	1,317.5	2,337.0	32.3
Telecom	238.7	124.4	1.7
Other	51.0	17.2	0.2

Payment Net Revenue Yield(4)	1.33%	1.08%	1.08%

E-commerce	2.68%	2.20%	2.20%
Financial services	0.58%	0.24%	0.24%
Money remittances	0.93%	0.96%	0.96%
Telecom	0.56%	0.43%	0.43%
Other	0.63%	0.13%	0.13%

Payment Services Segment Net Revenue Yield	1.56%	1.24%	1.24%
Active kiosks and terminals (units)(5)	118,455	100,324	100,324
Active Qiwi Wallet accounts (million)(6)	20.9	15.5	15.5
PS Payment volume per active QIWI Wallet account (RUB thousand)	16.6	29.5	12.9

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 72.3723 to U.S. $1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of June 30, 2021.
(2)

Payment Services Payment Volume by market verticals and consolidated payment volume consist of the amounts paid by our customers to merchants or other customers included in each of those market verticals less intra-group eliminations. The methodology of payment volumes allocation between different market verticals in Contact and Rapida may differ from the methodology used by QIWI. We therefore retain the right to restate the presented volumes, net revenues and net revenue yields data in case the methodology of Contact and Rapida will be brought in conformity with the methodology used by QIWI.

(3)

PS Payment Net Revenue is calculated as the difference between PS Payment Revenue and PS Cost of Payment Revenue (excluding D&A). PS Payment Revenue primarily consists of merchant and consumer fees. Cost of PS Payment Revenue primarily consists of commission to agents.

(4)	PS Payment Net Revenue Yield is defined as PS Payment net revenue divided by Payment Services payment segment volume.
(5)

We measure the numbers of our kiosks and terminals on a daily basis, with only those kiosks and terminals being taken into calculation through which at least one payment has been processed during the day, which we refer to as active kiosks and terminals. The period end numbers of our kiosks and terminals are calculated as an average of the number of active kiosks and terminals for the last 30 days of the respective reporting period.

(6)	Active Qiwi Wallet accounts calculated on a yearly basis, i.e. an active account is an account that had at least one transaction within the last 12 months from the reporting date.

QIWI plc.

Other Operating Data

	Six months ended (unaudited)
	June 30, 2020	June 30, 2021	June 30, 2021
	RUB	RUB	USD (1)
Payment Services Segment key operating metrics
Payment Volume (billion)(2)	717.1	841.6	11.6

E-commerce	209.4	193.6	2.7
Financial services	121.3	128.7	1.8
Money remittances	286.5	433.8	6.0
Telecom	82.7	60.8	0.8
Other	17.3	24.7	0.3

Payment Net Revenue (million)(3)	9,203.1	9,001.2	124.4

E-commerce	5,400.5	4,074.6	56.3
Financial services	600.1	328.1	4.5
Money remittances	2,668.5	4,236.8	58.5
Telecom	430.1	276.4	3.8
Other	103.9	85.3	1.2

Payment Net Revenue Yield(4)	1.28%	1.07%	1.07%

E-commerce	2.58%	2.10%	2.10%
Financial services	0.49%	0.25%	0.25%
Money remittances	0.93%	0.98%	0.98%
Telecom	0.52%	0.45%	0.45%
Other	0.60%	0.34%	0.34%

Payment Services Segment Net Revenue Yield	1.49%	1.24%	1.24%
Active kiosks and terminals (units)(5)	118,455	100,324	100,324
Active Qiwi Wallet accounts (million)(6)	20.9	15.5	15.5
PS Payment volume per active QIWI Wallet account (RUB thousand)	34.3	54.2	19.9

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 72.3723 to U.S. $1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of June 30, 2021.
(2)

Payment Services Payment Volume by market verticals and consolidated payment volume consist of the amounts paid by our customers to merchants or other customers included in each of those market verticals less intra-group eliminations. The methodology of payment volumes allocation between different market verticals in Contact and Rapida may differ from the methodology used by QIWI. We therefore retain the right to restate the presented volumes, net revenues and net revenue yields data in case the methodology of Contact and Rapida will be brought in conformity with the methodology used by QIWI.

(3)

PS Payment Net Revenue is calculated as the difference between PS Payment Revenue and PS Cost of Payment Revenue (excluding D&A). PS Payment Revenue primarily consists of merchant and consumer fees. Cost of PS Payment Revenue primarily consists of commission to agents.

(4)	PS Payment Net Revenue Yield is defined as PS Payment net revenue divided by Payment Services payment segment volume.
(5)

We measure the numbers of our kiosks and terminals on a daily basis, with only those kiosks and terminals being taken into calculation through which at least one payment has been processed during the day, which we refer to as active kiosks and terminals. The period end numbers of our kiosks and terminals are calculated as an average of the number of active kiosks and terminals for the last 30 days of the respective reporting period.

(6)	Active Qiwi Wallet accounts calculated on a yearly basis, i.e. an active account is an account that had at least one transaction within the last 12 months from the reporting date.